Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 3, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ☐

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of August 2, 2006
•	Interim Report to June 30, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: August 3, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Volker Mansfeld
		Name:	Volker Mansfeld
		Title:	Legal Counsel

Press release	ALTANA AG

P.O. Box 1244 61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 pr@altana.de www.altana.com
ALTANA delivers dynamic 1st half-year 2006
•	ALTANA Pharma: Sales +13%, operating return 30%

•	ALTANA Chemie: Sales +56%, operating return 19%

•	Outlook for 2006 confirmed: On the way to 11th record year in succession
Bad Homburg, August 2, 2006 – ALTANA AG (NYSE: AAA, FSE: ALT) increased first-half consolidated sales in 2006 by 24% to €1.93 billion. This growth is due to the very good operating performance of ALTANA Pharma and ALTANA Chemie. The acquisition of the ECKART Group also contributed to this excellent development. Adjusted for currency and acquisition/divestment effects, operating sales increased by 10%. “Our first half-year performance provides impressive confirmation that we are on the way to achieving our ambitious growth goals set for the whole of 2006,” commented Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
Good growth rates were achieved in international markets, in particular. €1.6 billion of the total sales were generated outside Germany. This is equivalent to an increase of 28% on the prior year and a foreign sales share of 84%. Domestic sales in the first half-year amounted to €305 million, up 10% on the prior year’s figure. Particularly strong growth figures were achieved in the market regions of North America, where sales increased by 39% to €592 million; in Latin America, with an increase in sales of 36% to €197 million, and Asia, with sales up by 37% to €188 million. European sales outside Germany climbed by 15% to €622 million.
ALTANA’s earnings before taxes (EBT) rose by 8% to €382 million. This growth rate was influenced by a special effect: Earnings before taxes (EBT) in the second quarter of 2006 comprise a one-time expense amounting to €25 million for the redemption of various employee incentive programs due to the intended restructuring of the Group. Excluding this special effect, earnings before taxes (EBT) grew by 16%.
First-half operating earnings measured in terms of EBITDA totaled €466 million, 14% more than in the prior year; EBIT amounted to €379 million, up 9% on the prior year, and first-half net income totaled €244 million, up 11% on the prior year’s figure.
The operating return (EBITDA) was 24.1% in the first half of 2006. The return on sales before taxes (EBT) was 19.8%. Earnings per share (EPS) rose by 11% to €1.79.

In the period under review, ALTANA’s capital expenditure on property, plant and equipment and on intangible assets rose by 42% to €93 million. The company’s research expenses grew by 14% to €245 million. As of June 30, 2006, ALTANA employed about 13,500 people worldwide, an increase of 21% on the first half of 2005, mostly due to acquisitions. Of the total workforce, about 6,400 were employed in Germany and about 7,000 abroad.
ALTANA Group: Outlook for 2006 confirmed
At Group level, we anticipate growth in sales of about 20% for 2006 as a whole, with a business volume of almost €4 billion. Earnings (EBT) before special expenses for the restructuring of the Group are expected to be some 8 – 10% higher than last year.
The process of the long-term development of the two divisions is underway. “We are right on course. We are striving to achieve a strategically long-term solution which we are discussing with potential partners. At the same time, preparations for an independent operation of the chemicals business are underway. From today’s perspective, we will, as announced, take the decisive decisions and determine the direction of both processes in the course of this year,” explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
ALTANA Pharma: Strong international business with top-level return figures
ALTANA Pharma AG, Constance, increased its sales by 13% to €1.27 billion in the first six months of 2006. Adjusted for exchange rate effects, operating growth was 10%. The core Therapeutics business reported growth in sales of 14% to €1.12 billion.
Despite burdens due to the reduction of the reference price of Pantoprazole in Germany, ALTANA Pharma succeeded in increasing first-half earnings before taxes (EBT) by 8% to €339 million. At 26.6%, ALTANA Pharma’s return on sales before taxes (EBT) reached another record value. The operating return (EBITDA) was 30.0%.
With a growth of 18% to €1.08 billion, foreign business developed very satisfactorily. At the end of the first half of 2006, the share of foreign business amounted to 85%. Due to the strong first six months of 2005 and the reduction of the reference price of Pantoprazole in April of 2006, sales in Germany were 10% lower than in the prior year.
At the beginning of July, ALTANA Pharma opened a new tablet production facility in Cork (Ireland). With this production facility, ALTANA Pharma has a second state-of-the-art, high-quality manufacturing site for solid formulations in addition to the site in Oranienburg (Germany). In June, a new institute for pre-clinical drug safety was opened in Barsbüttel-Willinghusen (Germany), where the previous research sites of Hamburg and Willinghusen were merged.
Gastro franchise
Pantoprazole (Pantozol® /Protonix®), the innovative gastrointestinal drug, continues to deliver a strong growth dynamic. ALTANA Pharma’s own sales of Pantoprazole totaled €743 million, which translates as an increase of 13%. Worldwide market sales, all sales partners included, were up 10% to €1.47 billion in the first six months of 2006. In the U.S. market, market sales of €751 million were generated, up 11% on the prior year’s figure. With a share of about 19% of prescriptions (as of July 1), Pantoprazole’s market position among proton-pump inhibitors in the U.S. remains to be strong. The share of main growth driver Pantoprazole in total sales of ALTANA Pharma amounts to 58%.
Respiratory franchise
ALTANA Pharma achieved a total sales volume of €38 million with respiratory drugs in the first half of 2006. Sales of Alvesco® (Ciclesonide) totaled €7 million. This novel inhaled corticosteroid for the treatment of asthma is now approved in 38 markets worldwide and has been launched in 20 markets. Further market launches are planned this year. ALTANA Pharma is striving to achieve a sales volume of about €16 million for 2006 as a whole. New drug applications for OMNAIRTM, a nasal spray with Ciclesonide for treating allergic rhinitis, were filed in the U.S. and Canada. For the Ciclesonide combination with Formoterol supplementary Phase I/Phase II-studies are necessary. Therefore the start of Phase III will happen later than initially expected.

Imaging/OTC
With its OTC business ALTANA Pharma achieved a growth in sales of 18% to €73 million. At €54 million, sales in the Imaging business were down 8% on the prior year’s level.
ALTANA Pharma: Outlook
For ALTANA Pharma we expect to achieve a growth in sales of about 10%. Pantoprazole looks set to provide growth in own sales in the double-digit percent range, while worldwide market sales, all sales partners included, are expected to grow in the high single-digit percent range. In addition to the increased expenses for Marketing & Sales associated with the market launch of Alvesco® as well as high Research & Development expenditures for Daxas®, among others, there are burdens due to the price cuts for Pantoprazole in Germany. Nevertheless, we anticipate that a growth in earnings (EBT) in a range of 5 – 8% above the prior year’s record level may be achieved, thanks, in particular, to the dynamic development abroad.
ALTANA Chemie: Profitable growth on a broadened base
ALTANA Chemie AG, Wesel, achieved sales of €659 million in the first six months of 2006. This represents a 56% increase on the prior year’s figure. Adjusted for exchange rate as well as acquisition and divestment effects, ALTANA Chemie achieved an operating growth of 10%.
Sales increases were achieved in all regions. Due to acquisitions, the regions of North and Latin America achieved the strongest growth: sales were up 100% to €135 million in North America; in Latin America sales rose by 66% to €34 million. Thanks in particular to the revival in demand in China, business in Asia was up by 52% to €150 million. Sales in Europe (excluding Germany) were up by 33% on the prior year to €209 million. Sales in Germany were up by 78% to €112 million.
Growth in every division
All four divisions of ALTANA Chemie contributed to the good first-half results with double-digit growth in sales. Sales in the largest division, Additives & Instruments, climbed by 16% to €214 million. Effect Pigments (ECKART), the new division consolidated as of October 1, 2005, contributed €166 million in the first six months of 2006, which is equivalent to a double-digit increase in sales (12%) in a pro forma comparison to the prior year. At just under €168 million, sales in the Electrical Insulation division were up 12% on the prior year. The Coatings & Sealants division reported a mainly acquisition-driven increase in sales of 26% to €111 million.
Sustained high profitability
In the first six months of 2006, ALTANA Chemie improved its operating earnings (EBITDA) by 62% to €123 million, slightly disproportionate to its sales performance. In addition to the new Effect Pigments division and the dynamic sales performance, the improved earnings level of Coatings & Sealants due to portfolio measures contributed to this growth in earnings. Earnings before taxes (EBT) amounted to €79 million, despite high acquisition-related depreciation and amortization, up by 47% on the prior year. The return on sales was 12.0%. The operating margin measured in terms of EBITDA amounted to 18.7%, an excellent figure in an international comparison of the specialty chemicals sector. The positioning of ALTANA Chemie forms an excellent basis for its continued and sustained growth. The integration of ECKART has almost been completed and has led to a positive earnings contribution since the company’s first consolidation.
ALTANA Chemie: Outlook
For ALTANA Chemie we expect a strongly acquisition-influenced growth in sales of about 40%. Growth in operating earnings (EBITDA) should develop in line with growth in sales.

Key figures, H1 2006

	January to	January to
ALTANA Group	June 2006	June 2005	Change
	in € million	in € million	in %
Sales	1,933	1,552	+ 24

Earnings before interest, taxes, depreciation and amortization (EBITDA)	466	409	+ 14

Earnings before interest and taxes (EBIT)	379	347	+ 9

Earnings before taxes (EBT)	382	352	+ 8 + 16 *

Return on sales (EBT) in %	19.8	22.7	—

Net income (EAT)	244	219	+ 11

Earnings per share in €	1.79	1.62	+ 11

Number of employees (June 30)	13,431	11,100	+ 21
* before special expense amounting to €25 million
(redemption of employee incentive programs due to the restructuring of the Group)
There will be a conference call for analysts today, August 2, at 2 p.m. (local time, CEST). More information about the webcast, this press release and the half-year report is available at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and the drug Pantoprazole and information on ALTANA’s plans for the further strategic process in its businesses. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances, or events that have occurred or changed after such statements have been made.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-150
F +49 (0) 6172 1712-158
Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974-98 00
F +1 212 974-61 90

>>> GROWTH NEEDS MINDS
Interim Report to June 30, 2006

> ALTANA Key indicators

	H1		H1
in € million	2006		2005	Δ%
Sales	1,933		1,552	24
Earnings before interest, taxes, depreciation and amortization (EBITDA)	466	*	409	14
Earnings before interest and taxes (EBIT)	379	*	347	9
Earnings before taxes (EBT)	382	*	352	8
Net income (EAT)	244		219	11
Earnings per share (EPS, in €)	1.79		1.62	11

Employees (June 30)	13,431		11,100	21

Key performance indicators
(as % of sales)
EBITDA	24.1		26.4
EBIT	19.6		22.4
EBT	19.8		22.7
EAT	12.6		14.1

*	The earnings figures comprise a one-time special expense amounting to € 25 million (termination of employee incentive programs due to the restructuring of the Group).

GROUP 1
BUSINESS PERFORMANCE
IN THE FIRST SIX MONTHS OF 2006
> Group’s operating growth at 10%
> Growth driven by specialty chemicals and pharmaceuticals business
> Excellent growth rates achieved in all markets
With sales growing by 24 % to €1,933 million, ALTANA picked up on its successful performance in the first quarter of 2006. ALTANA again slightly exceeded its own sales expectations.
     The pharmaceuticals and the specialty chemicals business contributed to this satisfactory development. Adjusted for acquisition and divestment effects with regard to ALTANA Chemie, sales were 12 % up on the prior year. Exchange rate effects, in particular vis-à-vis the U.S. dollar and the Latin American currencies, had a slightly positive effect on sales growth (+2 percentage points). Group operating sales rose by 10% compared to the prior year.

2 GROUP
The impetus for the growth primarily came from business outside of Germany. International business expanded by 28% to €1,628 million, while business in Germany – mainly driven by specialty chemicals – grew by 10% to € 305 million. The share of foreign sales in total sales correspondingly amounted to 84% (prior year: 82%).
Nominal sales growth was particularly high in North America (39%), Latin America (36%), and Asia (37%). Sales in Europe climbed by 13%. In terms of operating business, adjusted for acquisition and currency effects, all markets achieved excellent growth rates.
> Sales by region

			H1	H1
in € million		%	2006	2005	Δ %
Europe	1	48	927	818	13
Germany		16	305	277	10
Europe excluding Germany		32	622	541	15
North America	2	31	592	426	39
U.S.		27	515	369	40
Latin America	3	10	197	144	36
Asia	4	10	188	137	37
Other regions	5	1	29	27	9
Total		100	1,933	1,552	24
International sales			84%	82%

GROUP 3
EARNINGS SITUATION
OF THE ALTANA GROUP
>  Clear double-digit growth excluding special effects
>  Net income: € 244 million (+11%)
>  Earnings per share: € 1.79
Group earnings before taxes (EBT)rose in the first six months by 8% to € 382 million. The return on sales amounted to 19.8%, compared to 22.7% in the prior year.
     The growth rate is influenced by a special effect in the second quarter 2006. Earnings in Q2 comprise a onetime expense of € 25 million for the discharge of various employee incentive programs, which within the framework of the planned restructuring of the Group can not be continued in their current form and were terminated due to their dependency on the dividend and share price of ALTANA AG. The one-time expense, which was primarily used to discharge bonus dividends, a longtime profit-sharing certificate model benefiting employees working in Germany, was included in the earnings of the holding company. The future earnings of the two corporate divisions will be correspondingly disencumbered by

4 GROUP
the termination of the programs. Excluding this special effect a growth in earnings of 16 % was achieved in the first six months.
     On account of a lower tax rate, the net income (EAT), and the earnings per share (EPS), grew more strongly than the EBT by 11 % in each case. The EAT amounted to € 244 million, while the EPS totaled € 1.79.
> Key profit figures

	Q2 2006		Q2 2005
	€ m	%	€ m	%	Δ %
Sales	985	100	811	100	21
Gross profit	641	65.1	552	68.2	16
Operating earnings (EBITDA)	237	24.1	229	28.2	3
Earnings before interest and taxes (EBIT)	194	19.6	197	24.3	-2
Earnings before taxes (EBT)	197	20.0	200	24.8	-2
Net income (EAT)	126	12.8	125	15.4	1
Earnings per share (EPS, in €)	0.92		0.92		—
> Key profit figures

	H1 2006		H1 2005
	€ m	%	€ m	%	Δ %
Sales	1,933	100	1,552	100	24
Gross profit	1,253	64.8	1,044	67.3	20
Operating earnings (EBITDA)	466	24.1	409	26.4	14
Earnings before interest and taxes (EBIT)	379	19.6	347	22.4	9
Earnings before taxes (EBT)	382	19.8	352	22.7	8
Net income (EAT)	244	12.6	219	14.1	11
Earnings per share (EPS, in €)	1.79		1.62		11

PHARMACEUTICALS 5
ALTANA PHARMA:
SALES PERFORMANCE
> ALTANA Pharma posts double-digit growth (13%)
> Pantoprazole sales increase by 13%
> Highest sales growth rates in North America and Latin America
ALTANA Pharma generated sales of €1,274 million in the first six months of 2006, 13% up on the prior year. Sales in the second quarter totaled €650 million. Adjusted for positive exchange rate effects (3 percentage points), primarily in North America and Latin America, ALTANA Pharma achieved operating growth of 10 % in the first half of the year.
     Our core ”Therapeutics“ business grew by 14% to €1,117 million. The contribution of the main sales driver Pantoprazole to ALTANA Pharma’s total sales continued to be 58%. Pantoprazole generated worldwide market
> Sales by business unit

			H1	H1
in € million		%	2006	2005	Δ %
Therapeutics	1	88	1,117	981	14
OTC	2	6	73	62	18
Imaging	3	4	54	59	-8
Other	4	2	30	28	5
Total		100	1,274	1,130	13

6  PHARMACEUTICALS
sales of € 1,474 million, 10 % higher than in the prior year. Our partner Wyeth in the important U.S. market contributed sales of € 751 million (+11%). Comprising roughly 19 % of prescriptions, our gastrointestinal medication Pantoprazole (PROTONIX®) continued to have a strong market position in the U.S. among proton pump inhibitors. Our own sales of Pantoprazole climbed by 13% to € 743 million. ALVESCO® (Ciclesonide), our new asthma preparation, achieved sales of € 7 million in the first six months (prior year: € 2 million).
     Sales in Germany showed a negative development, partly on account of the strong first six months of 2005, but mainly due to the fact that the reference price of Pantoprazole was decreased in April 2006. While the sales volume in Germany, our home market, fell by 10% from the prior year, foreign business grew by 18 % to € 1,081 million. In Europe excluding Germany sales rose by 7% to € 413 million. The highest sales growth was recorded in North America and Latin America. In the U.S., business with Wyeth was stepped up considerably, and Fougera’s special business reported growth of 15 % in U.S. dollars. Latin American business expanded, among other things due to the good performance of Pantoprazole; a favorable exchange rate development strengthened the growth in euros. The share of foreign business was 85 % at the end of the first six months (prior year: 81%).

PHARMACEUTICALS 7
> Sales by region

			H1	H1
in € million		%	2006	2005	Δ %
Europe	1	47	606	599	1
Germany		15	193	215	-10
Europe excluding Germany		32	413	384	7
North America	2	36	457	358	28
U.S.		31	393	306	28
Latin America	3	13	163	124	32
Other regions	4	4	48	49	-2
Total		100	1,274	1,130	13
International sales			85%	81%

8  PHARMACEUTICALS
ALTANA PHARMA:
EARNINGS TREND
> Earnings before taxes up by 8%
> EBT growth excluding prior-year capital gain: +18%
> Return on sales at 27%
Earnings before taxes (EBT) amounted to €339 million at the end of June, 8% higher than in the prior year. Excluding the capital gain from the termination of cooperation with Pfizer on a comparative basis with the prior year (€26 million), earnings grew by 18%. Despite the first price cut affecting Pantoprazole in April 2006 in Germany, ALTANA Pharma continued to achieve a dynamic earnings performance disproportionate to the sales trend in the second quarter.
     ALTANA Pharma’s profitability continues to be above average. The return on sales amounted to 26.6% (2005: 27.7%), the operating margin based on EBITDA accounted for 30.0% (2005: 31.4%).
PRODUCT / PIPELINE NEWS
As of July 1, 2006, reference prices for the proton pump inhibitor reference price group formed in 2004 were lowered for the second time this year in Germany. Our product PANTOZOL® (20mg and 40mg) is affected. The price of our main sales driver will decrease this year by roughly 30 % as a result of the two reference price cuts. The sales losses connected with this are taken into account in our sales and earnings forecast for 2006 as a whole.

PHARMACEUTICALS 9
The novel inhaled corticosteroid ALVESCO® has now been approved in 38 countries worldwide and is on the market in 20 countries. Further market launches are planned for this year. The application for approval of OMNAIR TM, a nasal spray with Ciclesonide to treat allergic rhinitis, was submitted in the U.S. and in Canada. For the Ciclesonide combination with Formoterol supplementary phase I / phase II studies are necessary. Therefore the start of phase III will happen later than initially expected.
     Patient recruitment for the two DAXAS® studies initiated in February, AURA and HERMES, which are part of the extended study program focusing on COPD indications, is proceeding according to plan. The aim of the two one-year studies is to provide proof that our innovative PDE4 inhibitor can statistically significantly reduce the exacerbation rate in patients with COPD.
ORGANIZATIONAL DEVELOPMENT
At the beginning of July, ALTANA Pharma opened a tablet production facility in Cork (Ireland), its second plant in addition to Oranienburg (Germany). The new facility will assume an important role in the worldwide production network and will extend production capacities for existing products like Pantoprazole and for future products, € 67 million was invested in the facility, 56 people are employed there at present. At full operational level some 150 employees will be able to produce three billion tablets a year.

10 PHARMACEUTICALS
On June 23, our new institute for pre-clinical drug safety opened in Barsbüttel-Willinghusen, where we merged our research sites previously in Hamburg and Willinghusen. The institute, which currently employs 125 people, is a center of expertise for pre-clinical drug safety and plays a key role in the research and development of innovative drugs. Some € 23 million was invested in the expansion of the new building.
     On May 12, the foundation stone was laid for ALTANA Pharma’s new administrative building at the company headquarters in Constance. Employees are expected to move into the offices at the beginning of 2008. Until then, some € 50 million will be invested in the project.
CAPITAL EXPENDITURE
Since the beginning of 2006, ALTANA Pharma had invested € 44 million in property, plant and equipment. The lion’s share was invested in the expansion of the headquarters in Constance, and also used for projects at the Cork, Oranienburg, and Melville sites.
EMPLOYEES
On June 30, 2006, ALTANA Pharma had a total workforce of 8,984. This is equivalent to a worldwide increase of 369 persons, or 4 % compared to the prior year. 3,809 of them worked for German companies, an increase of 4%. 5,175 people were employed by non-German companies, accounting for 58 % of the total staff.

CHEMICALS 11
ALTANA CHEMIE:
SALES PERFORMANCE
> Strong operating growth of 10%
> New record half-year sales due to recent acquisitions
> Increased demand in Asia
In the second quarter ALTANA Chemie was able to continue the excellent business performance of the first three months of the year. Nominal sales rose by 56 % to 659 million (2005: € 422 million) in the first six months of 2006. The above-average sales growth was mainly due to the recent acquisitions of ECKART, Kelstar, and RadCure. Adjusted for acquisition and divestment effects (45 percentage points) as well as for share price fluctuations (1 percentage point), ALTANA Chemie reported operating growth of 10 % thanks to a high worldwide demand.
> Sales by division

			H 1	H1
in € million		%	2006	2005	Δ %
Additives & Instruments	1	33	214	184	16
Effect Pigments	2	25	166	—	—
Electrical Insulation	3	25	168	150	12
Coatings & Sealants	4	17	111	88	26
Total		100	659	422	56

12 CHEMICALS
All four divisions achieved double-digit sales growth. Additives & Instruments grew by 16% (15% operating growth), Electrical Insulation by 12% (8% operating growth), and Coatings & Sealants by 26% (1% operating growth). Our new Effect Pigments division generated €166 million, exceeding expectations, despite continued very high and rising raw materials prices (in addition to crude oil also of metals like copper and zinc). Sales were 12% higher than the comparable prior-year figure.
     Altana Chemie’s sales outside of Germany climbed by 52% to € 547 million in the first six months of financial 2006. Substantial sales increases were achieved in all regions. Due to acquisitions, the highest growth was posted in North America (+100%, 8% operating growth) and Latin America (+66%, 16% operating growth). In Europe excluding Germany sales were up by 33% in year-to-year terms (8% operating growth), totaling €209 million. Asian business was considerably better than in the first quarter; sales grew by 52% (15% operating growth) thanks in large part to the resurgent demand in China to
€ 150 million. Sales in Germany were up by 78% (8% operating growth) to € 112 million. As a result of this very dynamic development in our home market, international business accounted for 83% of total sales of the ALTANA Chemie Group, slightly below the prior-year figure (85%).

CHEMICALS 13
> Sales by region

			H 1	H1
in € million		%	2006	2005	Δ %
Europe	1	49	321	219	46
Germany		17	112	62	78
Europe excluding Germany		32	209	157	33
North America	2	20	135	68	100
U.S.		19	122	63	96
Latin America	3	5	34	20	66
Asia	4	23	150	99	52
Other regions	5	3	19	16	20
Total		100	659	422	56
International sales			83%	85%

14 CHEMICALS
ALTANA HEMIE:
EARNINGS TREND
>  Continued dynamic earnings trend
>  EBITDA rises by 62%
In the first six months of 2006 ALTANA Chemie improved its operating earnings (EBITDA) by 62% to € 123 million, slightly disproportionate to sales. In addition to the new Effect Pigments division and the dynamic sales performance, the improved earnings level of Coating & Sealants due to portfolio measures contributed to this growth in earnings. The EBITDA margin climbed, accordingly, from 18.0% to 18.7%.
     Earnings before taxes (EBT) amounted to € 79 million, despite high acquisition-related depreciation and amortization, up by 47% on the same period last year. The return on sales (EBT) fell as a result from 12.8% to 12.0 % according to plan.
CAPITAL EXPENDITURE
€ 29 million was invested in property, plant and equipment in the first six months (prior year: € 15 million), € 16 million thereof at German locations, primarily of BYK — Chemie and ECKART, and € 13 million in other countries.
EMPLOYEES
4,393 people worked for ALTANA Chemie worldwide on June 30, 2006, 1,970 or 81% more than in the prior year. The increase was mainly due to acquisitions. Adjusted for acquisition and divestment effects, the number of employees changed only slightly.
     1,889 ALTANA Chemie staff members, around 43% of the workforce, are employed by our foreign companies. 2,504 people worked for our German companies at the end of June.

GROUP 15
SEGMENT REPORTING

	Pharma-	Chemi-
in € million	ceuticals	cals	Holding	Group
Sales
H 1 2006	1,274	659	—	1,933
H 1 2005	1,130	422	—	1,552

Operating income (EBIT)
H 1 2006	334	85	-40	379
H 1 2005	312	57	-22	347

Earnings before taxes (EBT)
H 1 2006	339	79	-36	382
H 1 2005	312	54	-14	352

Capital expenditure [1]
H 1 2006	62	31	—	93
H 1 2005	50	16	—	66

Employees
June 30, 2006	8,984	4,393	54	13,431
June 30, 2005	8,615	2,423	62	11,100

[1]	Capital expenditure on property, plant and equipment and intangible assets

16 GROUP
ASSET AND FINANCIAL POSITION
OF THE ALTANA GROUP
>  Sound balance sheet structure with balance sheet volume virtually unchanged
>  High cash flow from current operating activities
Total mid-year assets of the ALTANA Group stood at € 3,699 million, only 2% higher than at the end of 2005. The balance sheet structure hardly changed. The balance sheet growth was essentially due to the operating business performance. Inventories and trade accounts receivable increased by a total of 9%. In the first six months of 2006 capital expenditure was roughly at the same level as depreciation and amortization, and so the long-term assets remained unchanged. The amount of securities and cash and cash equivalents decreased slightly, comprising 15 % of total assets. The structure of liabilities also remained constant to a large extent. Shareholders’
> ALTANA Group consolidated cash flow statement

in € million	H 1 2006	H 1 2005
Cash flow from operating activities	251	244
Cash flow used in investing activities	-97	-64
Cash flow used in financing activities	-177	-108
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-14	11
Net change in cash and cash equivalents	-37	83

Cash and cash equivalents as of Jan. 1	470	317
Cash and cash equivalents as of June 30	433	400

GROUP 17
equity amounting to € 2,110 million comprises 57% of total assets. The share of debt in the balance sheet volume decreased to 95.
     The cash flow from operating activities climbed to € 251 million (prior year; € 244 million). The considerably higher earnings-related cash flow was offset by higher tied-up working capital.
     The cash flow used in investing activities in the first six months of 2006, amounting to € 97 million, was higher than in the prior year (€ 64 million) due to higher investments in property, plant and equipment and intangible assets and due to acquisitions in the chemicals division.
     The substantially higher cash flow used in financing activities primarily consists of the dividend payment for the prior year (€150 million) and reimbursements of long-term financial liabilities (€ 40 million).
     Group liquidity, consisting of securities and cash and cash equivalents, decreased by € 35 million to € 569 million since the beginning of the year.

18 GROUP
THE ALTANA SHARE
>  ALTANA share closes the first six months with losses compared to the first quarter
>  Market capitalization at the end of the second quarter: € 6.1 billion
The optimistic mood that characterized international stock market activity in the first quarter lasted into May. At the beginning of the second quarter the DAX index, driven by mergers and acquisitions, surmounted the 6,000 point mark for the first time since July 2001. Following a brief period under 6,000 points at the beginning of May, the interim report season and high dividend payments provided impetus. The mood changed within just a few days, when interest rates and inflation became key issues on the stock markets. After climbing to 6,140 points, the DAX index slid in just a few weeks to 5,292 points. As a result, the profits made on the DAX index since the end of January were completely reversed. The Dow Jones index, which had approached its all-time high of 11,750 points in 2000, fell to below 11,000 points. The DAX index was able to gain ground again in the last days of trading in June and closed as of June 30 at 5,683 points, 5.1 % higher than at the beginning of the year, outperforming the Dow Jones index, which ended the second quarter at 11,150 points, up by 4.0%.
     The good business development and the confirmation of the outlook for the year as a whole gave renewed impetus to the ALTANA share after the price had gone

GROUP 19
down at the beginning of the quarter. The ALTANA share reached its quarter high, at € 51.39, on the day of the report on Q1 2006, April 27. As the quarter continued, speculations on the announced restructuring of the ALTANA Group and the decision as of July 1 to decrease the reference price for proton pump inhibitors a second time put the share under pressure. The price dipped under € 50, reached its low at € 42.65 and the average price in June amounted to € 44. Closing the second quarter at € 43.56, the price of the ALTANA share was 5.3 % lower than at the beginning of the year. On the New York Stock
> Comparative performance ALTANA/ DAX
  January 1 – June 30, 2006

20 GROUP
Exchange, the ALTANA share closed the quarter at U.S.$ 55.88, up by 2.8%, or down by 5 % expressed in euros. The share reached its high on May 1, at U.S.$ 63.90, and its low on June 22, at U.S. $ 53.75.
     On June 30, 2006 the market capitalization of ALTANA AG amounted to € 6.1 billion. On the DAX list issued by the German stock exchange, ALTANA ranked 32 (March 31, 2006: 33) in terms of market capitalization (free float) and 28 (March 31, 2006: 28) in terms of trading volume.

>	Key figures ALTANA share
Frankfurt Stock Exchange (FSE, Xetra)

in €	Q 2 2006	Q 1 2006	Δ %
High	51.39	51.65	-0.5
Low	42.65	43.46	-1.9
Price at quarter end	43.56	51.14	-14.8
Average trading
volume *(shares)	742,583	709,954	4.6
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

GROUP 21
OUTLOOK
ALTANA GROUP CONFIRMS ITS SALES
AND EARNINGS FORECAST FOR 2006
ALTANA adheres to its forecast for 2006 as a whole. Thanks to the excellent performance of our pharmaceuticals and chemicals business, we anticipate a growth in sales of about 20% and a business volume of almost €4 billion. We still aim to achieve an increase in earnings before taxes of 8% to 10%, prior to special expense in the framework of the Group restructuring.
     The process of the announced restructuring of the ALTANA Group is underway. From our current perspective we anticipate to take the necessary decisions and determine the direction of both processes in the course of this year.
ALTANA PHARMA SEES ITS YEAR’S TARGETS
INFLUENCED BY HEALTH-POLICY BURDENS
In spite of massive losses resulting from the two reference price cuts for proton pump inhibitors in Germany, ALTANA Pharma expects to achieve worldwide sales growth of roughly 10%. We still expect our own sales of our block-buster, Pantoprazole, to increase in the double-digit per-

22 GROUP
centage area and market sales in the high single-digit percentage range. In addition to the increased expenses for marketing & sales due to market launches of ALVESCO® , as well as high research & development expenditure for DAXAS®, among others, there are burdens due to the price cuts for Pantoprazole in Germany. Nevertheless we anticipate that earnings between 5% and 8% above the prior year may be achieved.
ALTANA CHEMIE IS ON THE WAY
TO A GOOD BUSINESS YEAR 2006
In the second half of the year we anticipate economic growth to slow down on a high level and expect raw materials prices to remain very high. For 2006 as a whole, ALTANA Chemie expects to post nominal sales growth of roughly 40% following the good business performance so far. We assume that operating earnings (EBITDA) will develop in the same range as sales.

GROUP 23
ALTANA GROUP SEMIANNUAL
STATEMENT (ABRIDGED)
ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	June 30,	Dec. 31,
in € million	2006	2005
Intangible assets, net	687	691
Property, plant and equipment, net	1,044	1,048
Long-term investments	52	57
Deferred tax assets	112	103
Other long-term assets	35	32

Total long-term assets	1,930	1,931

Inventories	431	405
Receivables and other assets (short-term)	769	693
Marketable securities	136	134
Cash and cash equivalents	433	470
Total short-term assets	1,769	1,702

Total assets	3,699	3,633

LIABILITIES	June 30,	Dec. 31,
in € million	2006	2005
Shareholders’ equity	2,108	2,011
Minority interests	2	2

Total equity	2,110	2,013

Long-term debt	38	67
Long-term provisions	424	444
Deferred tax liabilities	33	21
Other long-term liabilities	14	18

Total long-term liabilities	509	550

Short-term debt	312	322
Short-term provisions	335	291
Other short-term liabilities	433	457

Total short-term liabilities	1,080	1,070

Total liabilities	3,699	3,633

24 GROUP
ALTANA GROUP STATEMENT
OF CHANGES IN EQUITY

in € million	H 1 2006	H 1 2005
Shareholders’ equity (January 1)	2,013	1,662
Dividend for the prior year	-150	-129
Net income	244	219
Translation adjustments	-36	54
Changes in treasury shares	10	13
Change of revaluation reserve	5	-17
Capital contribution
stock-based compensation	7	8
Other changes	17	—
Total equity (June 30)	2,110	1,810

GROUP 25
ALTANA GROUP CONSOLIDATED
INCOME STATEMENT

in € million	Q 2 2006	Q 2 2005	H 1 2006	H 1 2005
Sales	985	811	1,933	1,552
Cost of sales	-344	-259	-680	-508

Gross profit	641	552	1,253	1,044

Selling and distribution expenses	-261	-227	-513	-432
Research and development expenses	-116	-109	-245	-216
General administrative expenses	-47	-42	-99	-78
Other operating income and expenses	-23	23	-17	29

Operating income	194	197	379	347

Financial income	3	3	3	5

Income before taxes	197	200	382	352

Income tax expense	-71	-75	-138	-133

Net income	126	125	244	219

attributable to ALTANA AG shareholders	126	125	244	219

attributable to minority interests	—	—	—	—

Earnings per share (in €)	0.92	0.92	1.79	1.62
Weighted average shares outstanding
Jan. 1 – June 30 (thousands)			135,983	135,505

26 GROUP
REMARKS ON THE SEMIANNUAL
FINANCIAL STATEMENTS
ACCOUNTING PRINCIPLES
This report of the ALTANA Group for the first six months of 2006 complies with International Accounting Standard 34. Basically, the same accounting policies and valuation principles have been applied as for the preparation of the 2005 consolidated annual financial statements.
TREASURY SHARES
In connection with exercised options, ALTANA transferred 205,450 ALTANA shares to employees at strike price in the period from January 1 to June 30, 2006. A further 493 shares were sold to employees under the ALTANA Investment Plan 2005 and 3,039 shares were transferred to members of the Supervisory Board as part of the Supervisory Board compensation. An additional 16,595 shares were sold via the stock exchange to cover employee share option gains from the ALTANA Investment Plans. No ALTANA treasury shares were purchased in this period.
This report is unaudited.

GROUP 27
DISCLAIMER FOR
FORWARD-LOOKING STATEMENTS
This interim report contains forward-looking statements, i. e. current estimates or expectations of future events or future results. The forward looking statements appearing in this report include revenue and earnings projections for the ALTANA Group, the ALTANA Pharma and ALTANA Chemie divisions, our pharmaceutical product, Pantoprazole, ALTANA’s plans for the further development of DAXAS® and ALTANA’s assessment to take the necessary decisions and determine the direction of the process as to restructuring of the ALTANA Group in the course of this year. These statements are based on beliefs of ALTANA’s management as well as assumptions made by, and information currently available to, ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and healthcare providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

28 GROUP
If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications &
Investor Relations
P +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158
Media Relations – PR@altana.de
Stefan Schmidt / Mara Hancker
P +49 (0) 6172 1712-160 / 168
Investor Relations – IR@altana.de
Sandra Fabian / Dr. Harald Schäfer
P +49 (0) 6172 1712-163 / 165
Claudia Diller (U.S.)
P +1 212 974-6192
F +1 212 974-6190

IMPRINT
Published by
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
Editor / Coordinator
Dr. Elke G. Krämer (Responsible)
Corporate Reporting
Design Concept / Realization
Hilger & Boie GmbH, Wiesbaden
Printed by
Universitätsdruckerei H. Schmidt GmbH & Co KG,
Mainz-Hechtsheim
This interim report is available at our website www.altana.com, where you will also find up-to-date news and further background information on the ALTANA Group.

> Financial Calendar 2006 / 2007
Report on Q3 2006	November 2, 2006
Press conference	November 2, 2006
Analyst meeting	November 2, 2006
Report on sales 2006	January 24, 2007
Report on business year 2006	March 15, 2007
Press conference	March 15, 2007
Analyst meeting	March 15, 2007
Report on Q1 2007	April 26, 2007
Please note that the above-mentioned dates might be subject to changes.